United States securities and exchange commission logo





                             June 19, 2023

       Darren Minton
       Chief Executive Officer
       SMART FOR LIFE, INC.
       990 S Rogers Circle, Suite 3
       Boca Raton, FL 33487

                                                        Re: SMART FOR LIFE,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2023
                                                            File No. 333-272424

       Dear Darren Minton:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Prospectus Summary, page 1

   1. Please update your disclosure in your prospectus summary to include a discussion of the material terms of the
7,940,835 shares of common stock you are registering, including a description of the
material terms of the Warrant Solicitation and Inducement Letter described in your 8-K
filed May 30, 2023 or otherwise advise.
       The Offering, page 3

   2.                                                   We note that about
2,236,750 shares are    held in abeyance for the benefit of certain prior
                                                        warrant holders that
exercised their warrants.    Please revise your disclosure to clarify
                                                        what it means to be
held in abeyance and disclose whether the common stock has been issued following the
warrant exercise or otherwise advise.
 Darren Minton
SMART FOR LIFE, INC.
June 19, 2023
Page 2
General

3. We note the shareholders subject to the abeyance provisions have exercised their warrants for common stock. Please provide your legal analysis as to why such holders are not deemed beneficial owners of the common stock held in abeyance under Rule 13d-3. See
      Question 105.03 of the    Exchange Act Sections 13(d) and 13(g) and
Regulation 13D-G
      Beneficial Ownership Reporting    Compliance and Disclosure
Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,
FirstName LastNameDarren Minton
                                                           Division of
Corporation Finance
Comapany NameSMART FOR LIFE, INC.
                                                           Office of Life
Sciences
June 19, 2023 Page 2
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName